EXHIBIT 99.1

Qiao Xing Universal Telephone Expands Its Mobile Phones Sector

     HUIZHOU, Guangdong, China, Aug. 5 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that it has implemented the rationalization and expansion of its mobile phone sector.

     (1) Company has increased its shareholding in CEC Telecom Co., Ltd. (CECT). Its subsidiary, Qiao Xing Communication Industry Co., Ltd. (QXCI), purchased a 25% equity of CECT from China Electronics Corporation (CEC), following Qiao Xing Mobile Telecommunication’s acquisition of a 65% stake in CECT on 8th of February 2003. That means a bigger share of profit would be brought to Qiao Xing Universal by CECT.

     (2) CECT has sold its 40% shareholding in CEC Mobile (CEC) at a premium of 224% and would utilize the gain in R&D and marketing to enhance its core competitive power. Relying on the CDMA license and the partnership with Qualcomm, CECT has commenced its own CDMA mobile phones business.

     Prior to the reorganization, CECT conducted CDMA mobile phone business through its 50% owned subsidiary, CECM. In July 2004, CECT chose to directly enter into this arena and transferred its 40% equity in CECM to Beijing Lian Sheng Tong Investment Management Co., Ltd (independent party) while retaining the other 10% shareholding.

     Mr. Wu Ruilin, Chairman of Qiao Xing Universal commented, “Taking advantage of CECT’s successful experience in GSM mobile phone business, the well-established market network covering Greater China and the partnership with global leading companies such as Qualcomm, I am confident that we can open a new chapter in CDMA terminal sector.”

     “The rationalization, based on the achievement accomplished within CECT and QXCI, doesn’t only reflect Qiao Xing’s resolution to be a big player, but also will have significant impact on Qiao Xing’s development. Firstly, Qiao Xing will take bigger profit share from CECT; secondly it will create win-win situations for Qiao Xing’s subsidiaries to share resources in marketing, R&D and production; last but not least, the gain from CECM’s equity transaction would be used in R&D and marketing to enhance our core competitive power.” Mr. Wu Ruilin concluded.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-                                        08/05/2004

     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /

     /Web Site: http://www.cosun-xing.com /

     (XING)